Exhibit 99.1

NuCana Appoints Theresa Bruce as Chief Operating Officer

Edinburgh, United Kingdom, January 6, 2026 (GLOBE NEWSWIRE) -NuCana plc (NASDAQ: NCNA) (“NuCana” or the “Company”), a clinical-stage biopharmaceutical company focused on improving treatment outcomes for patients with cancer, announced the appointment of Theresa Bruce as Chief Operating Officer, effective January 1, 2026.

“We are delighted to appoint Theresa as Chief Operating Officer and welcome her to NuCana’s executive leadership team,” said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer. “Theresa brings more than two decades of experience leading global clinical development programs across biotechnology companies and clinical research organizations. Her operational leadership and deep clinical expertise will be instrumental as we advance our pipeline, including our plans to generate data in 2026 from the Phase 1/2 expansion study of NUC-7738 in combination with pembrolizumab in patients with melanoma (NuTide:701), prepare an optimal registration strategy to support potential marketing approval of NUC-7738, and further characterize the mode of action and potential target indications for NUC-3373.”

“I am delighted to join NuCana’s executive team at a pivotal time for the Company”, said Theresa Bruce. “NuCana has an innovative pipeline and a clear strategic focus on developing more effective and safer cancer therapies. With multiple anticipated data readouts, particularly for NUC-7738, and an anticipated cash runway extending into 2029, I look forward to contributing to the Company’s continued progress and long-term value creation.”

Ms. Bruce has more than 25 years of experience in oncology research and development, with leadership responsibility across all aspects of clinical planning and delivery in oncology, hematology, and endocrinology. She previously served as Chief Operating Officer at Nexus Oncology and has held senior leadership roles at both clinical research organizations and biotechnology companies, including Senior Vice President of Clinical Operations at Chiltern and Veristat. Most recently, Ms. Bruce served as Senior Vice President of Clinical Operations at NuCana. Prior to joining NuCana, she also worked as an independent consultant to U.S.-based biotechnology companies, where she supported the expansion of clinical trial portfolios outside of North America. Ms. Bruce holds an MBA from Glasgow Caledonian University, with a focus on Executive Leadership and Strategic Management, and is a Member of the Chartered Management Institute.

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, they have significant shortcomings that limit their efficacy and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome the key limitations of nucleoside analogs and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s pipeline includes NUC-7738 and NUC-3373. NUC-7738 is a novel anti-cancer agent that disrupts RNA polyadenylation, profoundly impacts gene expression in cancer cells and targets multiple aspects of the tumor microenvironment. NUC-7738 is in the Phase 2 part of a Phase 1/2 study which is evaluating NUC-7738 as a monotherapy in patients with advanced solid tumors and in combination with pembrolizumab in patients with melanoma. NUC-3373 is a new chemical entity derived from the nucleoside analog 5-fluorouracil, a widely used chemotherapy agent. NUC-3373 has recently been evaluated in a Phase 1b/2 modular study (NuTide:303) of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer, and NuCana is currently evaluating further characterization of mode of action and target indications for further clinical studies of NUC-3373.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of the Company. All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including NUC-7738 and NUC-3373; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; the utility of prior non-clinical and clinical data in determining future clinical results; and the sufficiency of the Company’s current cash and cash equivalents to fund its planned operations into 2029. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, our ability to raise additional capital sufficient to fund our planned operations and the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission (“SEC”) on March 20, 2025, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131-357-1111

info@nucana.com

ICR Healthcare

Chris Brinzey

+1 339-970-2843

Chris.Brinzey@ICRHealthcare.com